United States securities and exchange commission logo





                              November 21, 2022

       David Massey
       Chief Executive Officer
       Solar Integrated Roofing Corp.
       2831 St. Rose Pkwy #200
       Henderson, NV 89052

                                                        Re: Solar Integrated
Roofing Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed November 9,
2022
                                                            File No. 000-56256

       Dear David Massey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed November 9, 2022

       Item 1. Business, page 2

   1. We note your response to comment 4. Please reconcile your disclosure that "[t]he
                                                        Company has many
competitors in the solar and roofing industry and owns a small percentage of the
market but it is planning to increase its operations throughout the country" with the
statement in your investor presentation that you have "only 4%
                                                        penetration in
California."
   2. We note your new disclosure on page 5 regarding the recent reduction of employees due to the "Company's
restructure into divisions and implementing shared services." Please revise here,
Management's Discussion and Analysis or where appropriate to provide additional information
into this restructuring and include detail about other material measures the Company
has undertaken or plans to undertake.
 David Massey
FirstName  LastNameDavid   Massey
Solar Integrated Roofing Corp.
Comapany 21,
November    NameSolar
               2022 Integrated Roofing Corp.
November
Page 2     21, 2022 Page 2
FirstName LastName
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
12

3. We note your disclosure in response to prior comment 7. Please clarify which entities in your organization chart correspond to the companies you have named. We note, for example only, that Cornerstone Construction and Future Home Power are not included in your organization chart.
4. Additionally, we note your revised disclosure regarding the effects of the global supply chain disruptions and your transformation from a "traditional roofing company into an alternative energy company." Please revise to address the extent to which your key performance indicators changed as a result of the acquisitions and transformation to an alternative energy company. Also, with respect to the recent, significant increases in revenues due to acquisitions, revise to address the likelihood that past performance may or may not be indicative of future performance due to, for example, further planned acquisitions or other facts and circumstances. See prior comment 6 and SEC Release No.
         33-8350.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

5. We note your response to prior comment 8 and your updated disclosure, and reissue the comment in part. Please provide analysis regarding impacts to your operating expenses for all periods presented on a comparative basis, including for all interim periods; refer to
         Item 303(c) of Regulation S-K. Additionally, further enhance your disclosures to provide key drivers impacting the elements of your results of operations for each of your reportable segments; refer to Item 303(b) of Regulation S-K.
Item 6. Executive Compensation, page 28

6. We note your response to comment 13 and reissue the comment. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to such employment agreements, including describing severance payments and benefits due upon termination of employment.
7. We note your response to comment 14. Please provide additional disclosure in your registration statement regarding Mr. Massey's waiver of his personal assistant benefit and, if applicable, any alternative compensation provided in lieu thereof.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 29

8. We note your response to prior comment 16 and reissue the comment. Please revise your disclosure to make clear which individuals were involved in each of the specific
 David Massey
FirstName  LastNameDavid   Massey
Solar Integrated Roofing Corp.
Comapany 21,
November    NameSolar
               2022 Integrated Roofing Corp.
November
Page 3     21, 2022 Page 3
FirstName LastName
         transactions laid out in the disclosure. Additionally, ensure your disclosure covers all applicable transactions for the time periods. For example, we note the disclosure on page
         27 that you acquired Balance LLC from a director in April 2021.
Item 8. Legal Proceedings, page 29

9. We note your response to comment 17 and reissue the comment in part. Please quantify the dollar amount of the relief sought in each claim. Given that three of the seven proceedings listed therein have settled, please discuss any material impact on your business from those settlements. In addition, please file the settlement agreements related to Milholland Family Trust LP v. Solar Integrated Roofing Corp. and David Savarese v.
         SIRC, et. al. as exhibits to the registration statement or advise.
Item 10. Recent Sales of Unregistered Securities, page 32

10. We note your response to comment 19. Please revise your disclosure to identify each party for whom issuances or sales were made pursuant to Item 701 of Regulation S-K. As an example only, we note issuances made on October 26, 2022 to "debt holder," "an investor," and "for consulting services."
Item 11. Description of Registrant's Securities to be Registered, page 36

11. We note your response to comment 20. Please revise the description of the Series A and
         Series B Preferred to clarify (a) any circumstances or events in which conversion of these high-vote shares is mandatory or optional, (b) any exceptions to provisions requiring mandatory conversion of shares upon their transfer, and (c) any sunset provisions that limit the lifespan of the high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion. Revise to include appropriate risk factor disclosure regarding your capital structure, the potential conversion effects and the dilutive effects to existing holders of your common stock.
Item 14. Change in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 91

12. We note your response to our prior comment 21 and your updated disclosure , and reissue the comment in part. Please address the following:
             Amend to disclose pursuant to Item 304(a)(2), information pertaining to each instance in which you engaged an accountant, including whether you or someone on your behalf consulted with such newly engaged accountants at the time of their engagements, not whether you had a disagreement with such accountants prior to engagement;
             File as exhibits a letter from each of your previously engaged accountants addressed to the Commission stating whether your formerly-engaged accountants agree with the statements made by you in response to Item 304(a) of Regulation S-K; refer to Item
              304(a)(3) of Regulation S-K.
 David Massey
FirstName  LastNameDavid   Massey
Solar Integrated Roofing Corp.
Comapany 21,
November    NameSolar
               2022 Integrated Roofing Corp.
November
Page 4     21, 2022 Page 4
FirstName LastName
Item 13. Financial Statements and Supplementary Data
Unaudited Consolidated Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Consolidation, page F-5

13. We note your response to prior comment 22 and reissue the comment in part. Please address the following:
             Tell us why you believe the recognition of a stock receivable offsetting equity at both
             December 31, 2021 and June 30, 2022 is appropriate. In your response, provide a detailed analysis specifically discussing why you believe the rescission did not generate an impairment or other loss to be recorded in earnings at the time the rescission was effected; as part of your analysis, cite the specific accounting literature relied upon supporting your conclusion;
             Provide to us details of the litigation settlement agreement with Cornerstone
             Construction Team, LLC, supporting your classification of the 8 million shares to be issued in conjunction with the settlement as stock payable within permanent equity, and cite the accounting literature relied upon; and Explain your consideration for presenting the operations of
Cornerstone Construction
             Team, LLC as a discontinued operation as of and for the periods ended December 31,
             2021 and June 30, 2022, providing a fulsome analysis of the relevant accounting literature relied upon.
Note 7. Related Party Transactions, page F-11

14. We note your response to our prior comment 23. Pertaining to each agreement wherein you have recorded a stock payable amount within permanent equity, please confirm the composition of these respective agreements, specifically highlighting the language in each agreement specifying that you are obligated to issue a fixed number of shares at a fixed price under each agreement thereby illustrating that the counterparties are economically exposed to changes in your share price. Additionally for each agreement, address your consideration of ASC 815-40-25-4 in concluding that each stock payable amount attributable to each acquisition agreement on an individual basis is to be classified as equity, including whether any agreement permits the acquiree the option to net cash settlement or settlement in shares and the criteria enumerated therein.
Notes to Audited Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-31

15.      We note your response to our prior comment 25. While you recognize revenue
         incrementally upon fulfillment of each specific performance obligation milestone outlined in the underlying contract, it is still not clear to us whether your current accounting policy relates to all your revenue streams across all your segments and how the Company is
 David Massey
FirstName  LastNameDavid   Massey
Solar Integrated Roofing Corp.
Comapany 21,
November    NameSolar
               2022 Integrated Roofing Corp.
November
Page 5     21, 2022 Page 5
FirstName LastName
         applying the guidance under ASC 606 that would result in a significant buildup of a work in progress receivable and corresponding work in progress payable at period end. In order
         to better understand the Company   s accounting for its contracts,
please expand your
         revenue recognition disclosures to address the following related to each of your main revenue streams included within each of your solar residential, solar commercial, roofing construction, EV Charging and Supplemental segments:
             The nature of the goods and services that you have promised to transfer for each of your major contracts within all your segments consistent with the disclosure requirements in ASC 606-10-50-12. In providing your response, please tell us how you identified the promised goods or services transferred in the contract, including your assessment of each of the project specifics. Tell us how you determined that each of the project specifics identified in your response (e.g., site visit and permitting) are a good or service, not activities undertaken to fulfill a contract that resulted in a performance obligation. Please tell us how you considered the guidance in ASC 606-10-25-16 and ASC 606-10-25-17;
             The typical contract length for your arrangements;
             The performance obligation(s) you have determined from your contracts with customers including whether your arrangements have one or multiple performance obligations. Based on the promises identified, tell us how these were deemed separate performance obligations. Specifically address how each of the promises provided are both capable of being distinct, and how the promises to transfer the good or service are distinct within the context of the contract. Refer to ASC 606-10-25-19 to -21;
             Provide the disclosures related to your remaining performance obligations pursuant to
              ASC 606-10-50-13 through 50-16;
             How you allocate consideration across the various performance obligations you identify pursuant to ASC 606-10-50-17;
             When your performance obligations are typically satisfied. Please specifically identify and disclose how the company is recognizing revenue for each major revenue stream in each of its segments, the methods used to recognize any revenue being recognized over time and any judgments made involving any revenue being recognized at a point in time pursuant to the disclosure requirements in ASC 606-10-
              50-17 through ASC 606-10-50-20. For any revenue streams being recognized over time, specifically address how each measure of progress identified provides a faithful depiction of the transfer of goods or services to a customer. In that regard, please tell us how you considered the significant build up in your work in progress on your balance sheet and the guidance in ASC 606-10-55-17 in determining that an output measure based on milestones represents a faithful depiction of the transfer of goods to the customer given your response that it appears that the Company is recognizing revenue over time pursuant to ASC 606-10-25-27(b).
Segments and Disaggregated Revenue, page F-33

16.      We note your response to prior comment 26 and your updated disclosure.
Please
         disclose the total assets attributable to the roofing construction segment as of December
 David Massey
Solar Integrated Roofing Corp.
November 21, 2022
Page 6
      31, 2021 or your basis for exclusion; refer to ASC 280-10-50-22 and -26. Additionally provide additional segment-related disclosures as of and for the interim periods presented;
      refer to ASC 280-10-50-32.
Note 15 - Acquisitions, page F-42

17. We note your response to prior comment 28. We understand you did not recognize the fair value of contingent consideration payable to Kinetic Investments, Inc. at the acquisition date as it was based on future performance and unknown. Please address the following:
          Explain why you were unable to estimate the fair value of the contingent consideration, and tell us how you met the disclosure requirements pursuant to ASC
          805-30-50-1(c), including the reasons why you were unable to estimate a range and that the maximum amount of payment appears to have been unlimited; Tell us why you believe the contingent consideration should be added to the purchase
          price thereby increasing goodwill, and classified as equity with no impact on profit or loss, and cite the accounting literature relied upon. In your response specifically address how you considered the guidance in ASC 480 given you have an obligation to issue a variable number of shares that varies based on something other than the fair value of your shares, wherein subsequent changes in the liability would be recognized in earnings until the arrangement is resolved in accordance with ASC 805-30-35-
          1(b).
          Tell us the amount of contingent consideration paid through the five quarters ended
          August 31, 2022 in conjunction with the agreement;

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Massey
                                                           Division of
Corporation Finance
Comapany NameSolar Integrated Roofing Corp.
                                                           Office of Real
Estate & Construction
November 21, 2022 Page 6
cc:       Lance Brunson
FirstName LastName